SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.    Material Change Report of Registrant as filed on SEDAR on June 22, 2010.

2.    Press Release of Registrant dated June 21, 2010 as filed on SEDAR on June 22, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 23, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 18, 2010

Item 3.	Press Release

Press release issued by the Company on June 21, 2010 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

On June 18, 2010, Sandra Hall resigned as President and a Director of the Company and James Cassina was appointed as President. Colin McNeil, P. Geoph was appointed as a Director of the Company.

Item 5.	Full Description of Material Change

At a meeting of the board of directors of the Company held on June 18, 2010 (the “Meeting”) Sandra Hall resigned as President and a Director of the Company and James Cassina, Director was appointed as the new President.

In addition, the board of directors appointed Colin McNeil, P. Geoph as a Director at the Meeting.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone: 416 364-4039
Facsimile:    416 364-8244

Item 9.	Date of Report

June 21, 2010

ITEM 2

EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Board Changes

Toronto – June 21, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that at a meeting of its board duly held on June 18, 2010 (the “Meeting”) Sandra Hall resigned as President and a Director of the Company and James Cassina an already sitting board member was appointed as the new President. In addition, the board welcomes Colin McNeil, P. Geoph (“McNeil”) appointed as a new member of the board of Directors at the Meeting.

McNeil is a geophysicist and brings 40 years of oil and gas experience across North America and internationally. Throughout an extensive career in the sector McNeil has managed exploration programs and structured technical assessments for companies in the Middle East, Africa, the Far East, Central and South America, the Arctic and western Canada.  Furthermore, McNeil assisted in the integration of Canadian Roxy and Westcoast Petroleum Ltd. McNeil’s proven experience with exploration and development projects globally is expected to add significant value to the Company.

Eagleford Energy extends its appreciation to Sandra Hall for her many contributions to the Company including leading Eagleford Energy through its recently announced acquisition of a leasehold interest prospective for the much coveted Eagle Ford shale formation in Zavala County, Texas.

There are approximately 25.3 million shares issued and outstanding in the capital of the Company.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Zavala County, Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

For further information, please contact:

Investor Relations
Eagleford Energy Inc.
Telephone: 877-723-5542
Facsimile:    416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.